SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 4-B)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class B Common Stock
                         (Title of Class of Securities)


                                   369385 20 8
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 31, 1996
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

         Ronald A. Duncan
         ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X
         (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only.
-------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         N/A
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         None
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization.

         United States of America.
-------------------------------------------------------------------------------
Number of Shares           (7)      Sole Voting Power         None
by Each Reporting
Person With:               (8)      Shared Voting Power       23,160,664 (1,2,5)

                           (9)      Sole Disposition Power    None

                           (10)     Shared Disposition Power  239,915 (3)
-------------------------------------------------------------------------------



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 2

-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         23,175,113 (3,4,5)

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         N/A
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11).

         56.8% (3,4,5)
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions).

         IN
-------------------------------------------------------------------------------

-----------------

         1 All of these shares are subject to the New Voting Agreement as described in Items 4 and 6 of this Statement. Does not include shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan as described in Item 5 of this Statement.

         2 Each share of Class B common stock entitles the holder to ten votes in a matter submitted to the shareholders for a vote.

         3 Includes shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan, and shares subject to the Security Agreement, both as described in Item 5 of this Statement.

         4 Includes shares gifted by Mr. Duncan to a trust as described in Item 5 of this Statement.

         5 Includes 916,305 shares of Class A Common Stock and 233,708 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest and includes 22,010,651 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the New Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.
-----------------



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 3

Item 1.  Security and Issuer.

         (A) Statement. This amendment to Schedule 13D ("Statement") relates to the Class B common stock ("Class B Common Stock") of General Communication, Inc. ("Company"). The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (B) Original Statement and Amendments. Pursuant to Rule 13d-2(c), this filing constitutes an amendment and restatement of the previously filed Schedule 13D and all amendments to it. The original Schedule 13D was filed as a result of the event dated May 1, 1988 ("Original Statement"). Amendment 1-B was filed as a result of the event dated January 1, 1989 ("Amendment 1-B"). Amendment 2-B was filed as a result of the event dated January 6, 1992 ("Amendment 2-B"). Amendment 3-B was filed as a result of the event dated May 28, 1992 ("Amendment 3-B"). All of these three amendments are collectively referred to as "Amendments."


Item 2.  Identity and Background.

         (A) Original Statement and Amendments. The Original Statement and the Amendments were filed by Mr. Duncan.

         (B) Statement. This Statement is filed by and on behalf of Ronald A. Duncan, amends Mr. Duncan's currently effective Schedule 13D on his ownership of Company Class B common stock, and incorporates by reference all previous amendments and filings of that presently effective Schedule 13D.

         (a)      Name:  Ronald A. Duncan.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c) Present principal occupation: President and Chief Executive Officer, General Communication, Inc. 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.

         (f)      Citizenship:  United States of America.

         Mr. Duncan is a party to a new voting agreement dated October 31, 1996 ("New


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 4

Voting Agreement") with several other persons (with Mr. Duncan, "Voting Group"):
(1) Prime Growth Partners, L.P., a Delaware limited partnership ("Prime Growth"); (2) Prime Venture I Holdings, L.P. ("Prime Holdings"); (3) Prime Cable Limited Partnership, a Delaware limited partnership ("PCLP"); (4) Prime Venture II, L.P. ("PVII"), a Delaware limited partnership; (5) Prime II Management, L.P. ("PIIM"), a Delaware limited partnership; (6) Austin Ventures, L.P. ("AVLP");
(7) William Blair Venture Partners III Limited Partnership ("Blair"); (8) Centennial Fund III, L.P. ("CFIII"); (9) BancBoston Capital, Inc. ("BBCI"); (10) First Chicago Investment Corporation ("First Chicago"); (11) Madison Dearborn Partners V ("MDP"); (12) MCI Telecommunications Corporation ("MCI"); (13) Robert
M. Walp ("Walp"); and (14) TCI GCI, Inc. ("TCI GCI"). The New Voting Agreement governs the voting of the Class B Common Stock and the Company Class A common stock ("Class A Common Stock") owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the execution of the New Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class B Common Stock. Notwithstanding the foregoing, Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class B Common Stock in which he has a pecuniary interest. Mr. Duncan has a pecuniary interest in shares of Class A Common Stock. See Item 5 for the discussion of the Class B Common Stock owned by Mr. Duncan.


Item 3.  Source and Amount of Funds or Other Considerations.

         (A) Original Statement. The amount paid for the purchase of the Class B Common Stock on May 1, 1988 was approximately $115.00. The full amount paid for the stock came from personal funds of Mr. Duncan, no part of which was borrowed for the purpose of acquiring, holding, trading, or voting the stock.

         (B) Amendment 1-B. No Class B Common Stock had been acquired since the filing of the Original Statement.

         (C) Amendment 2-B. The securities acquired since the filing of Amendment No. 1-B (4,307 shares) were acquired through Mr. Duncan's participation in the Stock Purchase Plan. Under the terms of the plan, one-half of the shares were purchased by Mr. Duncan for $4,091.65 through payroll deductions, and one-half of them were contributed by the Company.

         (D) Amendment 3-B. No personal funds were expended by Mr. Duncan.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 5

         (E) Statement. No personal funds were expended by Mr. Duncan in the matters which have caused the amendment to Mr. Duncan's Schedule 13D as contained in this Statement.

         The Company, itself and through its wholly-owned subsidiaries GCI Cable, Inc., GCI Cable/Fairbanks, Inc., and GCI Cable/Juneau, Inc. (collectively, "Cable Subsidiaries"), closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement");
(2) the Alaskan Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Homer Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions include a new voting agreement ("New Voting Agreement") entered into between certain holders of Class A Common Stock including Mr. Duncan, i.e., the Voting Group, as described elsewhere in this
Item 4 and in Item 6 of this Statement and a registration rights agreement ("Prime Registration Rights Agreement") described in Item 6 of this Statement.

         As a  result  of the  Transactions,  the  Company,  through  the  Cable
Subsidiaries, has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) directly or indirectly, all of the equity securities of and equity participation interests in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"); (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

         As part of the consideration for the acquisition of Prime and Alaskan Cable, the Company, as of the Event Date, issued and sold 14,723,077 shares of Class A Common Stock ("Company Stock") which was divided between those companies for further distribution to their respective security holders and subject to share holdback: (1) Prime--11,800,000 shares of Class A Common Stock ("Prime Company Shares"); and (2) Alaskan Cable--2,923,077 shares of Class A Common Stock to be distributed between the sole shareholder of each of the three corporations comprising Alaskan Cable in portions acceptable to the Company. Through the MCI Purchase Agreement the Company issued, as of the Event Date, 2 million shares of Class A Common Stock ("MCI Company Stock").

         The closing on the Prime Purchase  Agreement and the closing on the MCI



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 6

Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company approved the Transaction corresponding to their respective Cable Company or otherwise consented to the Transaction on or prior to October 30, 1996.

         Pursuant to the Prime Purchase Agreement, the Prime Company Shares were distributed to the following persons ("Prime Sellers"): (1) Prime Growth; (2) Prime Holdings; (3) PCLP, the sole shareholder of Prime Cable Fund I, Inc., a Delaware corporation and the sole general partner of Prime; (4) the shareholders of Alaska Cable, Inc., a Delaware corporation and limited partner of Prime ("ACI"), which are named below; and (5) the holders of the equity participation interests in Prime, which are also named below. Immediately prior to the Transactions, the shareholders of ACI were Prime Growth, Prime Holdings, PVII, AVLP, Blair, Centennial Fund II, L.P., Centennial Fund III, L.P. ("CFIII"), and Centennial Business Development Fund, Ltd. The holders of the equity participation interests (also referred to sometimes as profit participation contract rights or profit participation interests) in Prime were BBCI, First Chicago and MDP. The following Prime Seller-related persons (through their designated agent, PIIM) entered into the New Voting Agreement ("Prime Group"):
Prime Growth, Prime Holdings, PVII, PCLP, PIIM, AVLP, Blair, CFIII, BBCI, First Chicago and MDP.


Item 4.  Purpose of Transaction.

         (A) Original Statement. Mr. Duncan exercised certain warrants to purchase 268,970 shares of Class B Common Stock at an exercise price of approximately $0.00043 per share. The warrants were initially issued in August, 1980. Mr. Duncan's ownership of this Class B Common Stock originated from his role as a founder of the Company and his desire over the years of development and operation of the Company to remain a principal shareholder of it.

         (B) Amendment 1-B. There were no transactions in the Class B Common Stock since the filing of the Original Statement.

         (C) Amendment 2-B. Mr. Duncan along with many employees of the Company had participated in the Stock Purchase Plan as a means of gaining an equity interest in the Company. In December, 1991 and January, 1992 Mr. Duncan transferred as gifts a total of 13,100 shares to Dani Bowman and 8,242 shares to the Amanda Miller Trust. On January 6, 1992 Mr. Duncan sold to Ms. Bowman 13,920 shares for $1.37 per share. Ms. Miller (who is the daughter of Ms. Bowman), Ms. Bowman, and Mr. Duncan's mother are beneficiaries of the trust. In March, 1993, Mr. Duncan married Ms. Bowman. Mr. Duncan was not a trustee or other officer, employee, or agent of the trust nor did he exercise any voting, investment or



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 7
dispositive powers over the investments of the trust, other than should all the beneficiaries die before Ms. Miller reaches age 21, the property of the trust would revert to Mr. Duncan. Mr. Duncan expressly disavows any interest in the shares transferred to Ms. Bowman.

         (D) Amendment 3-B. In March, 1993 the Company Board approved the issuance and sale of 6,251,509 shares of Class A Common Stock and 1,275,791 shares of Class B Common Stock to MCI for $13,280,000. As a part of the transaction MCI was assured by the Company of having the right to nominate two members of the Company Board. The Company Board was expanded from five to seven seats and Mr. Duncan along with three other principal shareholders of the Company entered into a Voting Agreement to ensure that MCI would be able to exercise its right to make those nominees. As a part of the stock sale, MCI and the Company agreed to work together to establish several business arrangements between them regarding telecommunications services, licensing of services between them, leasing of equipment, purchasing of service marks, communication network sharing and sharing of various marketing, engineering, and operating services.

         Mr. Duncan took other actions with respect to the Amanda Miller Trust as described in Item 4(C) of this Statement.

         (E) Statement. It is the understanding of Mr. Duncan that the Prime Company Shares were acquired for investment purposes and that the holders of those shares intend to review continuously and monitor their investment in the Company. It is the understanding of Mr. Duncan that the holders of the Prime Company Shares, i.e., the Prime Sellers, have under the Prime Purchase Agreement and the Prime Registration Rights Agreement rights to cause the Company to register pursuant to the Securities Act of 1933, as amended ("Securities Act") a portion or all of the Prime Company Shares for secondary offers and sales by the Company on behalf of those holders.

         Pursuant to the Prime Purchase Agreement, at closing under the agreement, certain of the Prime Sellers, i.e., the Prime Group (through its designated agent, PIIM), entered into the New Voting Agreement with other members of the Voting Group. Under the New Voting Agreement the members of the Voting Group have agreed to vote their voting securities of the Company to cause the board of directors of the Company ("Company Board") to be maintained at not less than eight seats. Pursuant to the New Voting Agreement, the Prime Group has the right to nominate individuals to fill two of those positions. In part, the New Voting Agreement requires the signatories to the New Voting Agreement to vote for those nominees with limiting conditions as described in Item 6 of this Statement.

         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 8
following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 9

Item 5.  Interest in Securities of the Issuer.

         (A) Original Statement. Mr. Duncan exercised certain warrants as described elsewhere in this Statement. See Item 4(A). The aggregate number and percentage of outstanding Class B Common Stock beneficially owned by Mr. Duncan was 269,370 shares and approximately 12.26%, respectively. These securities included 400 shares held in the Stock Purchase Plan for the benefit of Mr. Duncan by virtue of his participation in the plan and 268,970 shares held by Mr. Duncan. All of the previously referenced 269,370 shares were held by Mr. Duncan with sole power to vote or direct the vote of that stock (with the exception of the shares held by the Stock Purchase Plan), i.e., 269,370 shares. None of the 269,370 shares were held by Mr. Duncan with sole power to dispose or to direct the disposition of that stock. The balance of the shares (268,970 shares) were issued pursuant to certain warrants, all of which shares are subject to a Security Agreement whereby Mr. Duncan shares the power to dispose of these shares with WestMarc Communications, Inc., a Nevada corporation and the former parent company of the Company ("WSMC"). The business address for WSMC was 4643 South Ulster, Suite 400, Denver, Colorado 80237.

         There were no transactions in the Class B Common Stock except for routine purchases by the Stock Purchase Plan for the benefit of Mr. Duncan.

         (B) Amendment 1-B. There were no transactions in the Class B Common Stock by Mr. Duncan since the filing of the Original Statement.

         (C) Amendment 2-B. The aggregate number and percentage of Class B Common Stock outstanding beneficially owned by Mr. Duncan were 246,657 shares and 9.6%, respectively. These securities consisted of (1) 233,708 shares held by Mr. Duncan which were pledged under the Security Agreement (see Item 6(C) of this Statement); (2) 4,707 shares held for the benefit of Mr. Duncan by virtue of this participation in the Stock Purchase Plan; and (3) 8,242 shares held by the Amanda Miller Trust.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote -- 233,708 shares; (2) shared power to vote or to direct the vote -- none; (3) sole power to dispose or to direct the disposition -- none; and (4) shared power to dispose or to direct the disposition -- 238,415 shares.

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 4,707 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 233,708 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement.

         The Stock Purchase Plan acquired for the benefit of Mr. Duncan pursuant to the


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 10
terms of the plan the following: (1) 1,856 shares during the year ended December 31, 1989; (2) 46 shares during the year ended December 31, 1990; and (3) 2,405 shares during the year ended December 31, 1991. These purchases were made through a broker and in private transactions at the then prevailing market price in one or more transactions. The average price paid by the plan was $1.90 per share, and these transactions were effected directly by the plan for the benefit of Mr. Duncan. Mr. Duncan sold or transferred as a gift a total of 35,262 shares on December 16, 1991 and January 6, 1992 to the beneficiaries of the Amanda Miller Trust.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's then existing bank loan agreements contained provisions that prohibited payment of dividends other than stock dividends. A portion of the shares are subject to the Security Agreement.

         (D) Amendment 3-B. The aggregate number and percentage of Class B Common Stock beneficially owned by Mr. Duncan were 247,684 shares and 6.0% respectively. These securities consisted of the following: (1) 233,708 shares held by Mr. Duncan which are pledged under the Security Agreement; (2) 5,734 shares held for the benefit of Mr. Duncan by virtue of his participation in the Stock Purchase Plan; and (3) 8,242 shares held by the Amanda Miller Trust.

         The aggregate number and percentage of Class B Common Stock beneficially owned by other parties to the Voting Agreement were as follows: (1) Mr. Walp -- 303,452 shares and 7.36%; (2) MCI -- 1,275,791 shares and 30.9%; and
(3) WSMC -- 590,043 shares and 14.3%. Mr. Duncan shared the power to vote his shares with the other parties to the Voting Agreement.

         The number of shares as to which the following apply to Mr. Duncan are as follows: (1) sole power to vote or to direct the vote -- none; (2) shared power to vote or to direct the vote -- 233,708 shares; (3) sole power to dispose or to direct the disposition -- none; and (4) shared power to dispose or to direct the disposition -- 238,415 shares.

         Mr. Duncan shared the power to dispose of the securities identified in the previous paragraph as follows: (1) 4,708 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 233,708 shares issued pursuant to certain warrants, all of which shares are subject to the Security Agreement. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law.

         The number of shares as to which the following apply for other Parties to the Voting Agreement are as follows: (1) Mr. Walp; (a) sole power to vote or to direct the vote -- none; (b) shared power to vote or to direct the


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 11
vote -- 301,049 shares; (c) sole power to dispose or to direct the disposition -- 301,049 shares; and (d) shared power to dispose or to direct the disposition -- 2,403 shares; (2) MCI: (a) sole power to vote or to direct the vote -- none;
(b) shared power to vote or to direct the vote -- 1,275,791 shares; (c) sole power to dispose or to direct the disposition -- 1,275,791 shares; and (d) shared power to dispose or to direct the disposition -- none; and (3) WSMC: (a) sole power to vote or to direct the vote -- none; (b) shared power to vote or to direct the vote -- 590,043; (c) sole power to dispose or to direct the disposition -- 590,043; and (d) shared power to dispose or to direct the disposition -- none.

         Under the terms of the Stock Purchase Plan, shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's then existing bank loan agreements contain provisions that prohibited payment of dividends, other than stock dividends.

         (E) Statement.

         (a) As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be a member of a "group," and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly 23,160,664 shares of Company common stock, or approximately 56.8% of the outstanding Company common stock, 2,400,591 shares of which are Class B Common Stock held by certain of the parties of the New Voting Agreement and issuable as and upon conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr. Duncan only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class B Common Stock and Class A Common Stock in which Mr. Duncan has a pecuniary interest as set forth below.

         The aggregate number and percentage of securities (Class B Common Stock) beneficially owned by Mr. Duncan as of the Event Date were 248,157 shares and


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 12

6.1%, respectively. These securities consisted of the following: (1) 233,708 shares which are subject to the New Voting Agreement; (2) 6,207 shares held for the benefit of Mr. Duncan by virtue of his participation in the Company's Qualified Employee Stock Purchase Plan ("Stock Purchase Plan"); and (3) 8,242 shares held by the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan's spouse Dani Bowman and, along with Mr. Duncan's mother, are beneficiaries of the trust, and Mr. Duncan has a reversionary interest in those shares. Mr. Duncan is not a trustee or other officer, employee, or agent of the trust nor does he exercise any voting, investment, or dispositive powers over the investments of the Amanda Miller Trust, other than should all beneficiaries die before Ms. Miller reaches age 21, the property of the trust reverts to Mr. Duncan. These aggregate shares do not include 27,020 shares held by Ms. Bowman, to which shares Mr. Duncan disavows any interest and do not include the shareholdings of other members of the Voting Group to which Mr. Duncan disavows any pecuniary interest.

         To the best knowledge and belief of Mr. Duncan, the aggregate number and percentage of securities (Class B Common Stock) beneficially owned by other Parties (as defined in Item 5(b) of this Statement) to the New Voting Agreement were, as of the Event Date, as follows: (1) Mr. Walp - 303,457 shares (not including total holdings of 572,845 shares of Class A Common Stock in which he has a pecuniary interest) and 7.4%; (2) MCI - 1,275,791 shares (not including total holdings of 8,251,509 shares of Class A Common Stock in which MCI has a pecuniary interest) and 31.2%; (3) TCI - 590,043 shares and 14.5%; and (4) Prime Group - no shares of Class B common stock (not including total holdings of 11,057,643 shares of Class A Common Stock in which the members of the Prime Group have pecuniary interests). TCI does not own any Class A Common Stock.

         (b) The number of shares of Class B Common Stock as to which the following apply to Mr. Duncan are as follows (not including 1,224,492 shares of Class A Common Stock as to which Mr. Duncan has a pecuniary interest): (1) sole power to vote or to direct the vote -- none (and none of Class A Common Stock as to which Mr. Duncan has a pecuniary interest); (2) shared power to vote or to direct the vote -- 233,708 shares; (3) sole power to dispose or to direct the disposition -- no shares; and (4) shared power to dispose or to direct the disposition -- 239,915 shares.

         Mr. Duncan shares the power to vote the securities identified previously in this Item 5 with four other persons, pursuant to the New Voting Agreement described in Items 4 and 6 of this Statement, as follows (including Mr. Duncan, singly, "Party," and including Mr. Duncan, collectively, "Parties"):
(1) Robert M. Walp; (2) MCI; and (3) TCI GCI, Inc. ("TCI GCI"), a Nevada corporation and subsidiary of Tele-Communications, Inc.; and (4) the Prime Group (through its designated agent, PIIM).

         Mr. Duncan shares the power to dispose of the securities identified in the previous paragraph as follows: (1) 6,207 shares held by the Stock Purchase Plan for


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 13
the benefit of Mr. Duncan; and (2) 233,708 shares issued pursuant to certain warrants, all of which shares are subject to a security agreement ("Security Agreement"). The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. Under the Security Agreement, Mr. Duncan shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation, the former parent company of the Company ("WSMC"). The business address for WSMC is 5619 DTC Parkway, Englewood, Colorado 80111. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law. The Amanda Miller Trust is described in Item 4 of this Statement.

         (c) None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e) N/A.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         (A) Original Statement. In September, 1989 Mr. Duncan executed a promissory note on a loan from WSMC. The note was secured by certain warrants of Mr. Duncan for Class B common stock of the Company and any shares of the stock subsequently issued upon the exercise of those warrants. On May 1, 1988 all of the warrants were exercised, and Class B common stock was issued. Upon payment of the note in full, the stock would be released to Mr. Duncan. The note was to be paid in full on November 30, 1988. However, the parties were as of the date of the Original Statement in the process of negotiating an extension of the due date.

         (B) Amendment 1-B. In January, 1989 Mr. Duncan became President and Chief Executive Officer of the Company.

         (C) Amendment 2-B. The note executed by Mr. Duncan along with the Security Agreement was to have been paid in full on November 30, 1988. However, the parties negotiated an extension of the term to August 1, 1992.

         (D) Amendment 3-B. The note associated with the Security  Agreement had



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 14
not been paid by Mr. Duncan, and the parties were in the process of negotiating an extension of the due date.

         (E) Statement. Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to have two persons designated by the Prime Sellers (who agreed to be bound by the terms of the New Voting Agreement) to serve on the duly elected Company Board.

         As described in Item 2 of this Statement, the Voting Group entered into the New Voting Agreement on October 31, 1996 whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the New Voting Agreement for certain nominees to the Company Board and on other such matters as further described in this Item 6. The Voting Agreement was replaced by the New Voting Agreement effective October 31, 1996.

         The New Voting Agreement provides that the Parties will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors. The New Voting Agreement provides that all of the shares subject to the agreement will be voted as one block for so long as the full membership on the Company Board is at least eight and will be voted for the election to the Company Board of individuals recommended by the Parties to the agreement. The allocation of recommendations for positions on the Company Board made by parties to the New Voting Agreement is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Messrs. Duncan and Walp, one nominee each; (3) for recommendations from TCI, two nominees; and (4) for recommendations from the Prime Sellers who agreed to be bound by the terms of the New Voting Agreement, i.e., the Prime Group (through
PIIM), two nominees for so long as (a) such Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock and (b) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to the Prime Group is not satisfied, then the Prime Group (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of these conditions pertaining to the Prime Group are met, the Prime Group is not to be entitled to recommend any nominee pursuant to the terms of the New Voting Agreement.

         The shares of the Class A and Class B Common Stock subject to the New Voting Agreement are to be voted as one block, to the extent possible, to cause the full membership of the Company Board to be maintained at not less than eight members. Furthermore, under the New Voting Agreement, the shares of Class A and Class B Common Stock subject to it are to be voted on other matters to which the parties to the agreement have unanimously agreed.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 15

         The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company to take place in June, 2001 or until there remains only one party to the agreement, whichever occurs first. However, the parties to the New Voting Agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A Party to the New Voting Agreement (other than a member of the Prime Group and their distributees who elect in writing to be bound thereby) will be subject to the New Voting Agreement until that Party disposes of more than 25% of the votes represented by that Party's holdings of Company common stock, subject to the terms and conditions of the New Voting Agreement. Notwithstanding the foregoing, each Party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Group and to maintain at least eight members of that board only for so long as either the Prime Group (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock or the Prime Management Agreement is in effect and the Prime Group will thereafter present their nominees for two positions on the Company Board.

         The New Voting Agreement commenced effectiveness as of the Event Date. With the execution of the New Voting Agreement, it is contemplated that the Company Board will take such action as necessary to cause its size to increase from the present seven to nine members, and the portion of the Prime Sellers who are Parties, i.e., the Prime Group, will thereafter present its nominees for two positions on the Company Board through its designated agent, PIIM.

         The New Voting Agreement replaces the previous voting agreement ("Voting Agreement") between the following parties: (1) MCI; (2) TCI; (3) Mr. Duncan; and (4) Mr. Walp. Under the terms of the Prime Purchase Agreement, the Company agreed that upon closing on the Prime Purchase Agreement, the Voting Agreement would be terminated and replaced by the New Voting Agreement.

         Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of their portion of the Prime Company Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers would be made current for a period of two years from the Event Date or otherwise satisfy its responsibilities under the Prime Registration Rights Agreement for registration of the Prime Company Shares through other registration formats.

         Pursuant to the Prime Management Agreement between PIIM and the Company, PIIM will manage the Company cable systems acquired in the


SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 16

Transactions ("Company Cable Systems"). PIIM had, prior to the Event Date, managed the Prime cable television system owned by Prime and acquired by the Company on the Event Date. The Prime Management Agreement will continue for a term of nine years unless earlier terminated under a number of circumstances including the following: (1) with respect to any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificate of public convenience and necessity or franchise for that system; (2) upon the sale of all or substantially all of the assets of the Company Cable Systems or the sale of all of the equity interests of the owner of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days; (4) upon the Company's material breach of the agreement and failure to cure within 30 days; or (5) after the second anniversary of the date of the Prime Management Agreement, at the option of either PIIM or the Company.


Item 7.  Material to be Filed as Exhibits.

         (A) Original Statement and Amendments. Mr. Duncan incorporates by reference, in accordance with Rule 13d-2(c) and Item 102 of Regulation S-T, the following exhibits: (1) from the Original Statement -- the Form 8-K Current Report for the Company filed with the Commission on or about December 27, 1988; and (2) from Amendment 3-B -- (a) the Form 8-K Current Report for the Company filed with the Commission on or about January 14,1993 and June 4, 1993, and (b) the Voting Agreement.

         (B) Statement. The Prime Purchase Agreement (as amended by the parties), a draft of the Prime Registration Rights Agreement (which was an exhibit to the Prime Purchase Agreement, and the draft of the New Voting Agreement (which was an exhibit to the Prime Purchase Agreement) are each incorporated by reference into this Statement from the Registration Statement on Form S-4 (registration no. 333-13473) filed by the Company with the Commission pursuant to the Securities Act, which filing became effective October 4, 1996.



SCHEDULE 13D - DUNCAN AMENDMENT NO. B/4                                  PAGE 17

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.


Date

November    , 1996

Name/Title



-----------------------------------------------
RONALD A. DUNCAN
President and Chief Executive Officer
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).